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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    October 6, 2005                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                           EXTERNAL NEWS RELEASE
                                                                        05-24-TC

FOR IMMEDIATE RELEASE:     October 5, 2005


             TECK COMINCO METALS LTD. AND UNITED STEELWORKERS REACH
                               CONTRACT AGREEMENT


Vancouver, BC -- Teck Cominco Metals Ltd. and the unions at the company's Trail Operations, United Steelworkers Locals 480 and 9705, have ratified the terms of a new collective agreement with the assistance of mediator Andrew Sims.

The collective agreement, applicable to 1,235 unionized employees, is for a three-year term from June 1, 2005 to May 31, 2008. It provides for wage increases of 10 percent, a 12-percent improvement in the basic pension, enhancements to a number of benefits and a $3,500 cash payment.

Employees will begin returning to work on a scheduled basis on Thursday, October 6, 2005, based on the needs of the operation. Once full staffing levels are reached, it will take approximately seven days to re-establish production, and approximately one month to attain full sales volumes as the product inventory pipeline is replenished.

"We believe this is a fair collective agreement and we are pleased that our employees have voted to accept it," said Mike Agg, General Manager, Trail Operations. "The past 11 weeks have been difficult for the company, our employees and their families, our communities and customers. As we now turn our efforts to safely resuming full metal production, we also look forward to re-establishing productive relationships in the workplace and community."

                                     - 30 -

For further information:   Mark Edwards
                           250.364.4308 or 250.364.8710




                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117          FAX: (604) 687-6100      www.teckcominco.com